

April 29, 2014

Via E-mail
Mr. John H. Lewis
Founder and Managing Partner
Osmium Partners, LLC
300 Drakes Landing Rd #172
Greenbrae, CA 94904

>   **Re:**   **Spark Networks, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed by Osmium Partners, LLC et al.**
>   **Filed April 28, 2014**
>   **File No. 001-32750**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments.

Reasons for this Solicitation, page 5

1.   Please disclose which key measures you believe the company has failed to disclose. Please also confirm that these are the same measures that you have asked the company to disclose for years. If not, please supplement your disclosure in this regard.

Eight Years of Underperformance, page 6

2.   We note your response to prior comment 4. Please disclose here when Mr. Liberman became the CEO.

Action Plan Item 3, page 9

3.   Please specify the several important, new revenue streams introduced by competitors in the last year.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Murray A. Indick, Esq.
Crowell & Moring LLP